Exhibit 99.2
Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)
Financial Statements
December 31, 2022

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Independent Auditors' Report

To the Partners
Madison NYC Core Retail Partners, LP:

Opinion

We have audited the consolidated financial statements of Madison NYC Core Retail Partners, LP (the Fund), which comprise the statement of assets, liabilities, and partners’ capital, including the schedule of investments, as of December 31, 2022, and the related statements of operations, changes in partners’ capital, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2022, and the results of its operations, changes in its partners’ capital, and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles..

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion..

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error..

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgement and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

New York, New York
February 27, 2023

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Statement of Assets, Liabilities and Partners' Capital
December 31, 2022

ASSETS
Investment in real estate ventures (Cost: $284,819,976)	$284,383,819
Cash	1,199,091
Deferred credit facility costs (net of accumulated amortization of $184,143)	635,715
Interest rate cap	289,062
Interest rate swaps	159,380
Other receivable	28,770
Prepaid expenses	16,215
Due from related parties	2,802
Total assets	$286,714,854
LIABILITIES AND PARTNERS' CAPITAL
Credit facility payable	$13,760,000
Due to related parties	206,907
Accrued expenses	162,551
Credit facility costs payable	33,321
Total liabilities	14,162,779
Partners' capital	272,552,075
Total liabilities and partners capital	$286,714,854

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Schedule of Investments
December 31, 2022

Investment	Location	Asset Type	Total Asset Size	Date of Acquisition	Ownership %	Cost	Fair Value	% of Capital
Madison NYC Core Portfolio	New York Metro Area	Retail	1,625,000 sf	Dec 2015	49%*	$182,492,426	$219,553,819	80.6%
Madison (42nd Street) NYC Core Portfolio	New York Metro Area	Retail	312,000 sf	Dec 2015	49%**	102,327,550	64,830,000	23.8%
					Total	$284,819,976	$284,383,819	104.4%

* As of December 31, 2022, the Madison NYC Core Portfolio consists of seven core retail properties owned in a joint venture with an affiliate, Madison NYC Core Retail Partners II, LP, which owns 51% of the equity interest.

** As of December 31, 2022, the Madison (42nd Street) NYC Core Portfolio consists of one core retail property owned jointly with a third party, Forest City Realty Trust, Inc., which owns 51% of the equity interest.

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Statement of Operations
For the Year Ended December 31, 2022

Revenue:
Dividend income	$3,403,749
Total revenue	3,403,749

Expenses:
Asset management fees	1,097,733
Financing costs	593,297
Salary expense	496,349
Professional fees	273,977
Amortization of deferred credit facility costs	258,505
Administration fees	159,750
General and administrative expenses	56,402
Insurance expense	32,430
Total expenses	2,968,443

Net investment income	435,306

Realized gain on interest rate cap	57,423
Net change in unrealized gain on interest rate swaps and cap	66,314
Net change in unrealized loss on investment in real estate ventures	(34,240,689)

Net loss	$(33,681,646)

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Statement of Changes in Partners' Capital
December 31, 2022

	General Partner	Limited Partners	Total
Balance at January 1, 2022	$612,457	$305,621,264	$306,233,721
Net loss	(67,362)	(33,614,284)	(33,681,646)
Balance at December 31, 2022	$545,095	$272,006,980	$272,552,075

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows From Operating Activities:
Net loss	$(33,681,646)
Adjustments to reconcile net loss to net cash provided by operating activities:
Net change in unrealized loss on investment in real estate ventures	34,240,689
Net change in unrealized gain on interest rate swaps and cap	(66,314)
Realized gain on interest rate cap	(57,423)
Amortization of deferred credit facility costs	258,505
Changes in operating assets and liabilities:
Increase in prepaid expenses	(16,215)
Increase in other receivable	(28,770)
Decrease in due from related parties	79,718
Increase in due to related parties	77,804
Increase in accrued expenses	3,904
Increase in credit facility costs payable	25,239
Increase in investment in real estate ventures	(7,154,227)
Proceeds from interest rate cap	57,423
Proceeds from return of capital of investment in real estate ventures	3,679,525

Net cash used in operating activities	(2,581,788)

Cash Flows From Financing Activities:
Credit facility borrowing	14,444,000
Credit facility repayment	(9,839,000)
Payment for interest rate cap	(382,128)
Credit facility costs	(840,879)

Net cash provided by financing activities	3,381,993

Net increase in cash	800,205

Cash:
Beginning	398,886
Ending	$1,199,091

Supplemental disclosure of cash flow information:
Cash paid for interest	$620,859

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2022

Note 1.    Organization and Principal Business Activities

Madison NYC Core Retail Partners, LP (the “Partnership”) is a limited partnership formed pursuant to the laws of the State of Delaware on October 15, 2015, in accordance with the Limited Partnership Agreement. Madison International Holdings NYC Core Retail, LLC is the general partner of the Partnership (the “General Partner”). Madison International Realty NYC Core, LLC, is the asset manager for the Partnership (“Asset Manager”). Madison International Realty PM, LLC is the property manager of the real estate properties in the underlying portfolios (“Property Manager”), which engaged a third party property manager. As of December 31, 2022, the Partnership has capital commitments of $308,687,572 from Limited Partners and $618,601 of capital commitments from the General Partner. All capitalized terms not defined herein shall have the meaning ascribed to them in the partnership agreement, as amended (“Partnership Agreement”).

On September 14, 2017, the Limited Partners and General Partner executed an amended and restated Partnership Agreement, which allowed the Partnership to sponsor a 51% joint venture recapitalization of the Joint Venture. The recapitalization closed on 10 of the 13 properties on December 22, 2017, which converted the Partnership’s 49% common equity interest, to a 98% common equity interest, while the Joint Venture partner, Forest City Realty Trust, Inc. retained a 2% common equity interest and received a 100% preferred equity interest. During 2018, Forest City Realty Trust, Inc.'s (“Forest City”) equity interest (2% common and 100% preferred) in 11 core retail properties in and around New York City (the “Madison NYC Core Portfolio”), was redeemed through the distribution of the Partnership's equity interest in University Park at MIT, 80 DeKalb and 3700M to Forest City. Following the redemption of Forest City's equity interest in the Madison NYC Core Portfolio, its equity interest was converted to a 51% common equity interest in Madison NYC Core Retail Holdings, LLC ("HoldCo"), an entity formed to hold the indirect common equity ownership interests in the Madison NYC Core Portfolio. Concurrent to the 51% common equity conversion, the Partnership contributed its then 49% common equity interest in the Madison NYC Core Portfolio into HoldCo. Subsequent to the 51% common equity conversion, and the Partnership's contribution of its 49% common equity interest into HoldCo, the Partnership's affiliate, Madison NYC Core Retail Partners II, LP (“51%Co”), converted its acquisition loan into the 51% common equity interest in HoldCo. The common equity of HoldCo is now owned 49% by the Partnership and 51% by 51%Co. HoldCo owns 100% of Madison NYC Core Retail Partners REIT (“REIT”) that owns the Madison NYC Core Portfolio. In addition, outside of HoldCo, the Partnership owns a 49% joint venture equity interest in 42nd Street Entertainment & Retail Complex with Forest City as its joint venture partner, “Madison (42nd Street) NYC Core Portfolio”. From the Partnership's perspective, the recapitalization of the Joint Venture did not impact the Partnership's indirect ownership of the underlying properties. The Partnership continues to own an indirect 49% equity interest in the remaining eight core retail properties. Such ownership is in joint venture with either 51%Co or Forest City. The Madison NYC Core Portfolio together with Madison (42nd Street) NYC Core Portfolio is hereinafter referred to as “Combined NYC Core Portfolio.”

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2022

The sole purpose of the Partnership is to manage equity investments in HoldCo and Madison (42nd Street) NYC Core Portfolio, which consists of 42nd Street Entertainment & Retail Complex. The strategy of the Partnership is to own partnership interests that own and manage core retail properties in and around New York City. The Partnership will directly or indirectly hold for investment, oversee the liquidation or other disposition of, and otherwise manage and exercise all of the rights of an owner of the investments, and to do any and all other acts or things which the General Partner may determine are necessary thereto.

As of December 31, 2022, the Partnership has called $321,306,173 or 103.9% of the total capital commitments. This capital call in excess of the original capital commitments is pursuant to Section 4.03(a) of the Partnership Agreement.

The Partnership shall continue until December 31, 2030, unless terminated earlier, or extended for additional consecutive five-year periods by a Super-Majority in Interest of the Limited Partners.

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) pursuant to which investments in real estate ventures are presented on a fair value basis. The Partnership qualifies as an Investment Company as defined in Accounting Standards Codification (“ASC”) 946, Financial Services─Investment Companies.

Allocation of Profits and Losses. The General Partner shall allocate profits and losses and make cash distributions in accordance with the Partnership Agreement. The capital account balances at December 31, 2022 represent each Partner’s cumulative contributions, allocation of profits, losses and cash distributions paid pursuant to the distribution priority described in the Partnership Agreement. In addition, the capital account balances at December 31, 2022 reflect each Partner’s share of cash which would be distributed to the Partners under a hypothetical liquidation of the Partnership at net book value as of December 31, 2022.
Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates and assumptions for the Partnership relate to the valuation of the investment in real estate ventures.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2022

The valuations presented herein were performed based on various inputs and direct comparisons as of December 31, 2022. These inputs and comparables may be subject to favorable or unfavorable changes subsequent to December 31, 2022, depending on numerous factors including, among other things, jurisdiction, property-type and tenant status, and the Partnership’s determination of any investment’s fair value (or the value that would have been determined had such facts been known as of December 31, 2022) may be materially impacted for current and future periods. Therefore, during this period of continued uncertainty, disruption, and volatility in the economic and financial markets, fair values of investments in real estate ventures and financial instruments may be subject to significant fluctuation. External events such as COVID-19 and geopolitical events such as the Ukraine-Russian conflict and inflation are just a few of the major issues driving global economic uncertainty today. Inflation has accelerated during the year ended December 31, 2022 and is currently expected to continue at an elevated level in the near-term. Rising inflation has resulted in tightening monetary policy, which has had an impact on valuations of investments in real estate ventures and financial instruments and the interest rate on certain debt obligations.

Cash. The Partnership maintains its cash account with a financial institution which, at times, may exceed federally insured limits. The Partnership has not experienced any losses on the account.

Income Taxes. No provision for income taxes has been made in the financial statements since the income or loss from the Partnership is allocated to each partner in accordance with the provisions mandated by the Partnership Agreement, and is passed through directly to each partner and reported on their individual tax returns.

The Partnership evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by taxing authorities. The Partnership uses a more-likely-than-not threshold for recognition and derecognition of tax positions taken or to be taken on a tax return. In accordance with the accounting guidance on the accounting for uncertainty in income taxes, the Partnership assessed its tax positions for the open tax years 2018 through 2022. The Partnership concluded that it has no material uncertain tax liabilities to be recognized at this time.

Revenue and Expense Recognition. Operating distributions received by the Partnership are reported on the Statement of Operations as dividend income. Realized gains are recognized when liquidating proceeds in excess of investment cost are received. Expenses are recognized when incurred. Interest income is recognized on an accrual basis.

Deferred Credit Facility Costs. Debt issuance costs related to the credit facility payable are amortized over the life of the facility. The Partnership presents credit facility debt issuance costs, net of amortization, as an asset.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2022

Derivatives. The Partnership uses derivative financial instruments, such as interest rate caps and swaps to hedge its interest rate risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of the derivatives are recognized directly in the Statement of Operations.

Investment Valuation. The Partnership’s investments are composed of equity interests in real estate ventures. These investments are accounted for at fair value and reflect the Partnership’s allocable share of the fair value of each such investment. The General Partner has estimated a value for such investments based upon available information concerning the market for real property investments including, but not limited to, the estimated liquidation value of investments, the value of comparable assets, the replacement costs, impact on value due to ground leases and the income and cash flows expected to be generated by the investments. Specifically, fair value is the cost of the investment, net of distributions of capital from its acquisition date through the date of the financial statements, plus an estimate of any unrealized appreciation or depreciation. Valuation methods for investment in real estate ventures may include, but are not limited to, the following:

1)Discounted Cash Flows - forecasts of future net cash flows during the holding period, anticipated net proceeds from the sale, disposition or resolution of the investment, discounted at prevailing market rates;
2)Income Capitalization - prevailing market capitalization rates or earnings multiples applied to stabilized income or adjusted earnings from the investment and other observable market data;
3)Sales Comparable - recent sales of comparable investments;
4)Offer Price - sale negotiations and bona fide purchase offers, contracts received from independent parties, or estimated proceeds from sold assets.

ASC 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of the fair value measurements. This standard defines fair value as the price that the Partnership would receive upon selling an investment in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The standard establishes a three-level hierarchy based on inputs to fair value measurements. Inputs refer broadly to the assumptions that market participants would use in pricing the investment, including assumptions about risk.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2022

The three levels of the fair value hierarchy under this standard are described below:

· Level 1 – Unadjusted quoted prices in active markets for identical investments that the Partnership has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

· Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. These inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, and inputs other than quoted prices that are observable for the investment. These are inputs that are derived principally from or corroborated by observable market data by correlation or other means.

· Level 3 – Inputs that are unobservable inputs for the investments that are used to measure fair value when observable inputs are not available. Unobservable inputs reflect the Partnership’s own assumptions about the assumptions that market participants would use in pricing the investment. These are inputs that are developed based on the best information available in the circumstances, which might include the Partnership’s own data.

Because of the inherent uncertainty of real estate valuations related to assumptions regarding highest and best use, capitalization rates, discount rates, leasing and other factors, the estimated fair values reflected in the financial statements may differ significantly from values that would be determined by negotiation between independent parties in sales transactions, and the difference could be material. These valuations are generally classified within Level 3 of the valuation hierarchy.
Note 3. Investment Valuation

The following is a summary of valuation level inputs used at December 31, 2022 in valuing the Partnership’s investments and other financial instruments carried at fair value:

Valuation Level Inputs	Real Estate Ventures	Other Financial Instruments
Level 1 - Quoted Prices	$—	$—
Level 2 - Other Significant Observable Inputs	—	448,442
Level 3 - Significant Unobservable Inputs	284,383,819	—
Total	$284,383,819	$448,442

There was funding of Level 3 investments of $7,154,227 and no transfers into or out of Level 3 measurements for the year ended December 31, 2022.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2022

The following table shows quantitative information about unobservable inputs related to the Level 3 fair value measurements used as of December 31, 2022.

Asset Class	Fair Value	Valuation Techniques	Unobservable Inputs	Range
Retail	$282,505,769	Discounted Cash Flows (DCF)	Terminal Capitalization Rate	5.75% - 6.50%
			Discount Rate	6.14% - 10.02%
			DCF Term	10.0 -11.0 years
			Market Rent Growth Rate	3.00% - 3.50%

	$1,878,050	Net Present Value (NPV)	Discount Rate	7.64% - 8.25%
			NPV Term	25.0 -25.4 years
Total	$284,383,819

Unobservable inputs used to determine Level 3 valuations may have similar or diverging impacts on valuation. Significant increases or decreases in these inputs in isolation and interrelationships between those inputs could result in significantly higher or lower fair value measurements than noted in the table above.

Note 4. Interest Rate Derivatives

The Partnership has interest rate swap and cap agreements to hedge itself against the risk of uncertain variable cash flows in the future of the underlying BankUnited Revolving Credit Agreement with a notional amount of $30,500,000, as disclosed in Note 7. Interest rate derivative contracts consist of the following as of December 31, 2022.

Nature of Derivative	Notional	Maturity	Rate	Benchmark	Fair Value at December 31, 2022
Cap	$19,465,000	5/12/2025	4.00%	1 mo. USD-SOFR CME Term	$289,062
Swap	7,200,000	5/12/2025	3.60%	1 mo. USD-SOFR CME Term	101,377
Swap	1,935,000	5/12/2025	2.96%	1 mo. USD-SOFR CME Term	55,497
Swap	1,900,000	5/12/2025	4.16%	1 mo. USD-SOFR CME Term	2,506

Note 5. Investment Funding and Other Commitments

The Partnership discloses financial support provided or contractually required to be provided to any of its investments. The disclosures include (i) the type and amount of financial support provided to investee companies, including situations in which the Partnership assisted an investee in obtaining financial support, (ii) the primary reasons for providing the financial support, (iii) the type and amount of financial support the Partnership is contractually required to provide to an investee, but has not yet provided, and (iv) the primary reasons for the contractual requirement to provide the financial support.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2022

During the year ended December 31, 2022, the Partnership made $7.2 million of investment contributions for capital expenditures and leasing costs. The Partnership has no unfunded commitment to its investments in existing real estate ventures as of December 31, 2022.

The Partnership's right to redeem or sell its investments is subject to restrictions per the terms of the underlying investment operating agreements.

Note 6. Related Party Transactions

In accordance with the Partnership Agreement, the Partnership pays asset management fees quarterly, in advance, to the Asset Manager, an affiliate of the General Partner, equal to 0.40% per annum of the aggregate Capital Contributions of each Partner less the portion of such Capital Contributions in respect of (i) Partnership Expenses other than Investment Expenses; (ii) any portion of the Investments that have been sold or written-off; and (iii) the portion of such Capital Contributions that have been returned unused. During the year ended December 31, 2022, the Partnership paid asset management fees of $1,097,733.

As part of the closing and execution of the Partnership Agreement, the Limited Partners approved the reimbursement of expenses, subject to annual limits, for Owner’s Representatives (who may be employees or consultants of the General Partner and its affiliates) in connection with the ownership and operation of the Properties. The Advisory Board amended section 6.06 of the Partnership Agreement in October 2018 to increase the annual limits of such Owner’s Representatives expenses. In addition, the Partnership also approved reimbursements for advisory or consultant services, including legal, tax and/or accounting related services incurred by the General Partner and its affiliates for its employees or consultants, subject to annual limits, as provided for in Section 6.06 of the Partnership Agreement and subsequently amended in October 2018. For the year ended December 31, 2022, the Partnership incurred expenses for Owner’s Representatives and advisory or consulting services of $445,226 and $51,123 respectively, which equaled the annual limits per the Partnership Agreement. During the year ended December 31, 2022, the Partnership paid a total of $406,201 for Owner’s Representatives and advisory or consulting services, $289,442 of which is included in salary expense in the Statement of Operations and $116,759 included in the decrease in due to related parties in the Statement of Cash Flows. As of December 31, 2022, the Partnership has a due to related parties’ balance of $206,907 which consists of $206,907 for Owner's Representatives and advisory or consulting services paid by an affiliate of the General Partner.

The Partnership reimbursed $177,436 to an affiliate of the General Partner for operating expenses paid on behalf of the Partnership for the year ended December 31, 2022. The expenses are included in the Statement of Operations.

As of December 31, 2022, the Partnership had over-reimbursed the affiliate of the General Partner, resulting in a due from related parties' balance of $2,802, which is due from an affiliate of the General Partner and is expected to be repaid in the first quarter of 2023.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2022

Note 7. Credit Facility Payable

On May 23, 2019, the Partnership entered into a revolving credit agreement (“Revolving Credit Agreement”) with Signature Bank collateralized by the net asset value (“NAV”) of the Partnership. The Revolving Credit Agreement with Signature Bank was paid off and terminated on May 12, 2022. On May 12, 2022, the Partnership entered into a revolving credit agreement (“BankUnited Revolving Credit Agreement”) with BankUnited collateralized by the NAV of the Partnership. The BankUnited Revolving Credit Agreement is a NAV based facility with a maximum commitment of $30,500,000. The BankUnited Revolving Credit Agreement has a maturity date of May 12, 2025.

The BankUnited Revolving Credit Agreement was subject to a one-time upfront fee of 1.25% and carries no unused commitment fees. Borrowings bear interest at the Secured Overnight Financing Rate ("SOFR") in either 1, 3, or 6 month durations plus 4.00%.

Availability under the BankUnited Revolving Credit Agreement is subject to the accuracy of representations and warranties and the absence of a default. The BankUnited Revolving Credit Agreement contains customary restrictive covenants, including limitations on debt, investments and maximum leverage, all of which are in compliance during the year ended December 31, 2022. As of December 31, 2022, the Partnership has outstanding borrowings of $13,760,000, and remaining capacity of $16,740,000. The Partnership had average daily borrowings of $9,630,983 at a weighted average interest rate of 7.54% during the year ended December 31, 2022.

Note 8. Financial Highlights

The Partnership is required to disclose financial highlights for Limited Partners in accordance with the provisions of ASC 946. These financial highlights consist of net investment income, expenses and carried interest allocation ratios for the year ended December 31, 2022 and the internal rate of return since inception (“IRR”) of the Limited Partners, net of all expenses, through December 31, 2021 and December 31, 2022.

The following summarizes the Limited Partners’ financial highlights:

Ratios and Supplemental Data

Year Ended December 31, 2022
Net Investment Income	0.15%

Expenses	0.99%
Carried Interest allocation	—%
Expenses and Carried Interest allocation	0.99%

Cumulative internal rate of return through December 31, 2021	3.09%
Cumulative internal rate of return through December 31, 2022	1.06%

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2022

The net investment income, expenses and carried interest allocation ratios are computed as a percentage of weighted average Limited Partners’ capital.

The IRR was computed based on the daily cash inflows (capital contributions), outflows (distributions) and the Limited Partners’ capital at the end of the period (residual value) as of the measurement date.

Note 9. Subsequent Events

Subsequent to December 31, 2022 and through February 27, 2023, the date through which management evaluated subsequent events and on which the financial statements were available for issuance, the Partnership noted no subsequent events that require disclosure.